UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                             ----------------------

                                 AMENDMENT NO. 1
                                       to
                                  SCHEDULE 13D
                                 (Rule 13d-101)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                             ----------------------

                              USA DETERGENTS, INC.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   902938 10 9
                                 (CUSIP Number)

                                Mark A. Bilawsky
                  Vice President, General Counsel and Secretary
                            Church & Dwight Co., Inc.
                            469 North Harrison Street
                        Princeton, New Jersey 08543-5297
                                 (609) 683-5900
                           (Facsimile) (609) 683-5092
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 14, 2000
                                February 7, 2001
             (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

                         (Continued on following pages)

                               (Page 1 of 3 Pages)

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



     This Amendment No. 1 to Schedule 13D relates to that certain Schedule 13D, filed on February 20, 2001 (the "Schedule 13D"), of Church & Dwight Co., Inc., a Delaware corporation ("C&D"), with respect to the common stock, par value $0.01 per share, of USA Detergents, Inc., a Delaware corporation ("USAD"). This Amendment No. 1 is being filed by C&D for the sole purpose of filing certain exhibits set forth in Item 7 of the Schedule 13D, which were inadvertently excluded from the previous filing thereof.

     All  other   responses   previously   filed  under  the  Schedule  13D  are
incorporated herein by reference.

Item 7.           Material to be Filed as Exhibits.

10.1 Limited Liability Company Operating Agreement of Armus, LLC, dated as of June 14, 2000, between C&D and USAD(1)

10.2 Stock Purchase Agreement, dated as of June 14, 2000, among USAD, C&D and Frederick R. Adler(1) 99.1 Put and Call Agreement, dated as of June 14, 2000, between Frederick R. Adler and C&D(2)

99.2 Registration Rights Agreement,  dated as of June 14,  2000, among Frederick
     R. Adler, USAD and C&D

99.3 Voting Agreement, dated as of June 14, 2000, among certain stockholders of USAD, USAD and C&D

(1) Incorporated herein by reference to C&D's Quarterly Report on Form 10-Q, filed on August 14, 2000.

(2) Incorporated herein by reference to Schedule 13D, filed on June 21, 2000, of Frederick R. Adler.


                                    SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 1 to
Schedule 13D is true, complete and correct.

Dated: February 21, 2001         Church & Dwight Co., Inc.
                                 a Delaware corporation

                                 By:    /s/Mark A. Bilawsky
                                       --------------------------------

                                 Name:  Mark A. Bilawsky
                                       --------------------------------

                                 Title: Vice President, General Counsel
                                        and Secretary
                                       ---------------------------------




                                  EXHIBIT INDEX


10.1 Limited Liability Company Operating Agreement of Armus, LLC, dated as of June 14, 2000, between C&D and USAD(1)

10.2 Stock Purchase Agreement, dated as of June 14, 2000, among USAD, C&D and Frederick R. Adler(1)

99.1 Put and Call Agreement, dated as of June 14, 2000, between Frederick R. Adler and C&D(2)

99.2 Registration Rights Agreement,  dated as of June 14,  2000, among Frederick
     R. Adler, USAD and C&D

99.3 Voting Agreement, dated as of June 14, 2000, among certain stockholders of USAD, USAD and C&D

(1) Incorporated herein by reference to C&D's Quarterly Report on Form 10-Q, filed on August 14, 2000.
(2) Incorporated herein by reference to Schedule 13D, filed on June 21, 2000, of Frederick R. Adler.